CONSENT OF QUALIFIED PERSON

March 30, 2017

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Financial and Consumer Services Commission
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Superintendent of Securities, Northwest Territories
Office of the Yukon Superintendent of Securities
Nunavut Securities Office

Dear Sir/Madam:

Re:	Technical Report entitled “NI 43-101 Technical Report, Feasibility Study, Updated Mineral Resource, Mineral Reserve and Financial Estimates, Rosemont Project, Pima County, Arizona, USA” dated and effective as of March 30, 2017

I, Cashel Meagher, consent to the public filing of the technical report titled “NI 43-101 Technical Report, Feasibility Study, Updated Mineral Resource, Mineral Reserve and Financial Estimates, Rosemont Project, Pima County, Arizona, USA” dated and effective as of March 30, 2017 (the “Technical Report”) by Hudbay Minerals Inc. (“Hudbay”).

I also consent to the use of any extracts from, or a summary of, the Technical Report in the annual information form for the year ended December 31, 2016, dated March 30, 2017 (the “AIF”) of Hudbay.

I certify that I have read the AIF and that it fairly and accurately represents the information in the Technical Report for which I am responsible.

(signed) Cashel Meagher
Cashel Meagher P. Geo.
Senior Vice-President and Chief Operating Officer, Hudbay